BEVERLY NATIONAL CORPORATION

EARNING YOUR TRUST SINCE 1802

ANNUAL REPORT 2001

BEVERLY BANK

INCORPORATED 1802

1802-Celebrating 200 Years-2002

Beverly National Corporation
Selected Financial Information (in thousands)

	2001	2000	1999	1998	1997
Total Assets	$310,329	$264,104	$221,438	$215,030	$195,380
Investments	77,896	55,800	47,829	48,129	38,079
Loans, Net	177,964	169,418	146,854	132,247	130,844
Allowance for Loan Loss	1,996	1,913	2,132	1,935	2,163
OREO	0	0	0	0	0
Deposits	284,018	238,875	199,229	193,549	176,291
Notes Payable	0	0	0	386	386
Stockholders Equity	23,562	22,735	20,218	18,940	16,991
Interest Income	$18,325	$17,396	$15,361	$15,246	$14,373
Interest Expense	6,131	5,797	5,209	5,606	5,033
Provision for Loan Loss	135	0	0	0	0
Trust Income	1,715	1,610	1,404	1,228	1,108
Security Gains (Losses)	0	0	0	0	0
Net Income	2,558	2,701	2,233	2,140	2,170
Earnings Per Share, diluted	$1.46	$1.55	$1.29	$1.24	$1.32
Dividends Declared Per Share	0.76	0.66	0.57	0.45	0.33
Book Value Per Share	14.73	13.92	12.83	12.11	11.17
Return on Average Assets	0.94%	1.12%	1.03%	1.03%	1.15%
Return on Average Equity	10.68%	12.63%	11.44%	11.99%	13.67%
Net Interest Margin	4.88%	5.24%	5.07%	5.02%	5.33%
Leveraged Capital Ratio	8.59%	9.41%	9.44%	8.86%	8.70%

Per Share Information has been reduced to reflect the effect of the 1998 stock split

Beverly National Corporation's stock symbol is BVNC and is traded on The Bulletin Board

MEMBER FEDERAL RESERVE BANK
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION
EQUAL OPPORTUNITY EMPLOYER
EQUAL OPPORTUNITY LENDER

Credits / Photographer: Steve Adams, Photography
Photos: Directors and Senior Management: Janet Stearns

SUBSIDIARIES:

Beverly National Bank
- **Hannah Insurance Agency**
- **Beverly Community Development Corporation**

Cabot Street Realty Trust

The Corporation's Securities and Exchange Commission security filing 10-KSB is available to our Shareholders upon request.

Printed at Colonial Press - 25 Cox Court, Beverly, MA 01915

STATEMENT OF MISSION AND PURPOSE

THE MISSION OF BEVERLY NATIONAL CORPORATION AND ITS PRIMARY SUBSIDIARY, BEVERLY NATIONAL BANK, IS TO BE AN INDEPENDENT COMMUNITY BANKING COMPANY FOCUSED ON SERVING INDIVIDUALS AND BUSINESSES WITHIN ESSEX COUNTY. WE ARE COMMITTED TO CUSTOMER SERVICE EXCELLENCE AND DEDICATED TO:

- ENHANCING SHAREHOLDER VALUE WITH CONSISTENTLY STRONG FINANCIAL PERFORMANCE;
- PROVIDING BOTH INDIVIDUALS AND BUSINESSES WITH HIGH QUALITY PRODUCTS AND SERVICES, CONCENTRATING ON THOSE MARKETS IN WHICH WE CAN BE A SIGNIFICANT PROVIDER OF THESE SERVICES;
- ENHANCING THE PRODUCTIVITY, SKILLS AND PROFESSIONAL DEVELOPMENT OF OUR EMPLOYEES; AND
- UNDERSTANDING AND RESPONDING TO THE NEEDS AND CONCERNS OF THE CUSTOMERS AND COMMUNITIES WE SERVE.

THE BOARD OF DIRECTORS, MANAGEMENT AND STAFF OF THE CORPORATION BELIEVE THAT BEVERLY NATIONAL HAS AN OPPORTUNITY, THROUGH THE EXECUTION OF THIS MISSION, TO BECOME THE LEADING COMMUNITY BANKING COMPANY IN ESSEX COUNTY.

2001 Year in Review

Dear Shareholder:

The unprecedented events of 2001 had a profound effect, both socially and financially, on the lives of all Americans. The financial outcome was an economic slow-down and a significant reduction of short-term interest rates, both of which had a limited effect on our Bank.

Beverly National Corporation continued to show a positive performance, recording strong profits with a net income for 2001 of $2,557,609. Our basic earnings per share, based on shares outstanding, totaled $1.57 for the twelve months ending December 31, 2001, as compared to $1.67 for the same period in 2000. Diluted earnings per share totaled $1.46 for the twelve months ending December 31, 2001, as compared to $1.55 for the same period in 2000. In July, the Board of Directors voted to increase the quarterly dividend to $.20 per share, resulting in total dividends of $.76 per share in 2001. This represents a dividend yield of 4.34%, based on a stock price of $17.50.



Lawrence M. Smith,
President and Chief Executive Officer

The Corporation's total assets equaled $310 million on December 31, 2001 as compared to $264 million on December 31, 2000. This represents an increase of 17.5%. There was continued growth in both loans and deposits in 2001. Total loans increased $8.5 million. This growth was primarily in commercial loans and real estate loans. Additionally, the Bank sold approximately $8.9 million in real estate mortgages to the secondary market. Due to the economic environment, the growth of our loan portfolio, and the Bank's loan loss formula, we re-instituted the loan loss provision for the first time since 1994. Although our local market remains highly competitive, we continue a policy of maintaining a high-quality loan portfolio through sound underwriting practices. Total deposits increased $45.1 million during the year. We continue to see our core deposits grow as a result of the migration of customers from larger banks and the poor performance of national investment markets. This growth is broad-based throughout all deposit accounts including checking, savings, certificates of deposit, and money market accounts.

The Investment and Trust Services Department continues to provide high-quality investment and fiduciary services to our clients. Due in large part to the knowledge and expertise of our employees, client satisfaction remains high despite a substantial decline in stock market prices for the second year in a row. Notwithstanding this market volatility, Investment and Trust Services income increased by 6.5% during 2001. By investing in human resources and technology, we continue to build a strong presence on the North Shore. An example of this investment is the ability of our customers to access account information through our web site.



We continued our investment in technological enhancements through the introduction of our new Internet services, which include Internet Banking, Internet Bill Pay, our website, www.BeverlyNational.com and a Customized Portal that provides customers access to news, weather and stock information all on one convenient page. Patricia K. Wilhelm, who was recently promoted to Vice President of Technology, is directing our ongoing advancements in this area.


The Bever
Beverly.
BEVERL
THREE

A new subsidiary of the Bank, the Hannah Insurance Agency, was launched during the fourth quarter of year. N. Dana Moody joined our organization as Hannah's Vice President to head up this new venture.

I am pleased to announce the following promotions and additions to our staff: Paul J. Germano to Senior Vice President, Cashier and Chief Operations Officer; Deborah A. Rosser to Senior Vice President and Senior Loan Officer; Stephen F. Curran to Vice President and Trust Officer; Anthony C. Iacoviello to Commercial Loan Officer and Cummings Center Branch Manager; Jayne Murray Bernier to Main Office Branch Officer; Marcia A. Crateau to Hamilton Branch Officer; Frances Salah to Commercial Credit Officer; and Janet Belsky, who joined the Bank as Marketing Officer.

On June 23, 2002 the Bank will celebrate its 200th Anniversary. We are proud to say that we are the oldest community bank in the nation. *Celebration 200*, a yearlong series of events and activities to mark the occasion, was kicked off in June 2001 with Customer Appreciation Days. Community Service is a key part of *Celebration 200* and several employees volunteered to participate in local events like Senior Day in the Park and the Playground Lunch Program. One of the most important initiatives that we have been involved with is the 'Scholarship Club,' which is an educational pilot program at the McKeown elementary school in Beverly that provides after school tutoring to students. The Bank was delighted to provide the funding for this worthwhile program. We look forward to continuing these and other community service activities throughout the first half of 2002.

In closing, the Board of Directors and management have continued to work hard to develop a broad-based financial services company with a high-quality delivery system that has helped us increase our presence in our local market. I would like to take this opportunity to thank our customers, shareholders, Board of Directors, management team and staff for their on-going commitment and support of the Beverly National Bank and the Beverly National Corporation.



Sincerely,

Lawrence M. Smith

Lawrence M. Smith
President &
Chief Executive Officer

LENDING DIVISION

In 2001, the Lending Department continued to provide financing to many local small businesses, not-for profits, affordable housing interests and first-time homebuyers. The drop in mortgage interest rates created a flurry of mortgage refinancing, home purchase and home equity loan activity, which dominated the year with 48% of dollars booked and 36% of the total number of loans booked.

Our lending officers have a depth of experience and an understanding of the local market that allows them to partner with our customers on a consultative basis. This approach to lending has resulted in a customer base that has remained loyal, regardless of shifts in the economic environment. In turn, we continue to stand by our customers when they need our assistance as we demonstrated by providing interim financing to support their working capital while they recover from the impact of the events of September 11.

The net increase in total loans in 2001 was more than $10.4 million, representing 6% growth from 2000. Gross loan production was $62.2 million, which includes refinancing of existing loans. The lending activity in our branches continued to increase with $3.6 million in new loans and commitments, representing 5.1% of total dollars booked and 25% of the total number of loans booked. Commercial loans continue to be our primary source of business representing 50% of the total dollars booked and 60% of the total number of loans booked.

One of the projects the Bank was pleased to assist with, as a result of its well-known niche in providing financing to not-for-profit organizations, was the acquisition of a new facility for the North Shore Association for Retarded Citizens, Inc. The new facility will allow them to expand the training of adolescents and young adults with autism, as well as to provide a new library, day care and conference facility.

Beverly National Corporation
Gross Loans
(in Millions)



$180
$160
$140
$120
$100
$80
$60
$40
$20
$
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

Retail Financial Services

2001 was another robust year for the growth of our branch offices. For the second straight year, the Bank achieved a deposit growth rate of over 19%. A significant reason for this growth is our team of well-trained, customer-focused employees who have developed financial relationships in each of the communities we serve. Our Hamilton and Topsfield offices, which are more "mature" branches, grew deposits by 22% and 28%, respectively, while our newest branch, Manchester, grew by 40%.

Special Retail events throughout the year included a weekend-long "Customer Appreciation Days," designed to thank our customers for their business, and a more introspective "Customer Service Week," which served to remind our staff of the importance of maintaining Beverly National's high standards for service.

Marketing is increasingly vital to the bottom line of the Bank. We added to our capabilities in this area through the hiring of a new Marketing Officer. Janet Belsky was key to several initiatives in 2001, including the redesign of our web site, the introduction of Internet Banking and the launch of our insurance subsidiary, Hannah Insurance Agency.



Beverly National Corporation
Total Deposits (in Millions)
$300
$250
$200
$150
$100
$50
$0
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Time Deposit
Money Market
NOW
Regular Savings
Demand Deposits

Amidst a backdrop of a falling stock market and a sagging economy, Financial Planning relationships continued to increase. Many individuals who were investing on their own elected to seek the "trusted advice" that Beverly National's investment services provide. These relationships grew by 34% in 2001, and we intend to strengthen our efforts to reach even more people with our message of careful planning and long-term investing.



New Officers during 2001 include:

N. Dana Moody, Vice President, Hannah Insurance Agency; Jayne Murray Bernier, Branch Officer; Marcia Crateau, Branch Officer; Janet Belsky, Marketing Officer.



Promotions announced in January 2002:

(seated left to right): Stephen F. Curran, Vice President and Trust Officer; Patricia K. Wilhelm, Vice President of Technology (back row, left to right): Frances Salah, Commercial Credit Officer; Deborah A. Rosser, Senior Vice President and Senior Loan Officer; Paul J. Germano, Senior Vice President, Cashier and Chief Operations Officer; Anthony Iacoviello, Commercial Loan Officer and Branch Manager.

Investment Management and Trust Services

The market volatility of 2001 resulted in a substantial decline in stock market prices for the second year in a row. However, despite this decline, total assets under our supervision were maintained at approximately $301.4 million, including about $226.8 million in managed assets. Fee income increased from $1,609,745 in 2000 to $1,714,760 to 2001.


Beverly National Corporation
Trust Assets (in Millions)
$300
$250
$200
$150
$100
$50
$
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Custody
Managed

The primary reason for our success is our staff of dedicated and knowledgeable professionals who take the time to understand our clients' needs. The long tenure and extensive credentials of our staff also contribute to our ability to help our clients achieve their financial goals. Our officers include an attorney, a Chartered Financial Analyst, two Certified Financial Planners, and two Certified Trust and Financial Advisors. We provide customized investment services for individuals, retirement plans, trustees, charitable organizations, businesses and municipalities. For more than 70 years, we have been a leading North Shore provider of trust and estate settlement services for clients who prefer the expertise, impartiality and financial stability of a professional corporate fiduciary.

We continue to face competition from a growing number of brokerage firms, mutual funds, registered investment advisors and financial planners. However, we will continue to succeed in this competitive environment by maintaining the high standards of excellence and integrity that our clients have come to expect from us.

Hannah Insurance Agency

In keeping with our strategy to be the North Shore's leading, full-service financial services company, the Beverly National Bank entered the insurance business in the fourth quarter through the creation of a wholly-owned subsidiary, Hannah Insurance Agency, Inc. The Agency is named for the ship depicted in the Bank's logo, and was the first commissioned U.S. Naval vessel. With a specialization in Life Insurance and Long Term Care Insurance, the Agency seeks to provide area consumers with a trusted, convenient place to learn about and purchase these absolutely vital coverages.



Licensed Agents of the Hannah Insurance Agency include: Anthony Iacoviello, Deborah Wells, Pam Vanikiotis, Jayne Murray Bernier, Beverly Saunders, N. Dana Moody, Judy Kennedy, Marcia Crateau, Patricia Wagner, James M. Muse

The Bank recruited N. Dana Moody, LUTCF, as Vice President of the Agency. Dana has 20 years experience in the insurance business, and was most recently with New York Life. He is responsible for direct sales production, sales training and general agency management. In support of Hannah Insurance, eight of our branch customers service staff passed the Commonwealth of Massachusetts life and health insurance licensing exams. This action provides each of our branch offices with a licensed agent capable of selling term and whole life insurance. Our plan calls for staff in other areas of the Bank to be licensed and trained during 2002.

Operations and Technology

The Bank's investment in its technology infrastructure in 2001 included several initiatives that enhanced customer service capabilities. These new initiatives included the implementation of a high-speed branch network. Additionally, e-mail and check imaging were made available to our customer service representatives at all offices. This real-time link means that we can provide more complete and timelier information to our customers.

In the third quarter of the year, the Bank introduced Internet Banking and Bill Pay, which provides our customers with a safe, secure and easy-to-use product that enhances our portfolio of services. Internet Banking is available anytime and anywhere the user has Internet access. We upgraded our e-mail service, giving us greater flexibility to communicate with our customers, not only from our main office location, but from each of our Branch locations as well. Finally, the Beverly National Bank web presence went through a major transformation. Additional resources and product information now available make it easier for visitors to the site to find valuable information about the services we offer. Be sure to visit us at www.BeverlyNational.com

Customer access to services and information remains an important feature of our work. As part of this effort, we expanded the number of ATM's available to our customers by adding a cash dispenser at the Beverly Depot commuter rail location and by updating the ATM's located at the Beverly Hospital and at our Hamilton office. These updates are an ongoing effort to provide reliable access to cash, account information and to provide wider access to U.S. postage stamps, which may be purchased at many of our newer ATM's.

New signs were designed and installed at our Topsfield, Hamilton and Main offices. The Topsfield and Main Office signs also feature the time and temperature. We believe that these signs improve our overall visibility and have been well received.

Protecting the privacy of our customers has always been critically important, and during 2001 the Bank implemented the "Rights to Financial Privacy" program as mandated by federal regulation. Only a few changes to our ongoing privacy efforts were needed, such as providing a Customer Privacy Notice, which will be sent to each customer annually.

The safety and security of our customers, staff and facilities continues to be of primary importance to the Bank, and in 2001 we upgraded the security systems in three of our offices as part of our ongoing effort to sustain our high level of security.

Celebrating 200 Years of Community Service

Community service has long been a cornerstone of the Bank's rich history. As we approach our 200th anniversary on June 23, 2002, our commitment to giving back to our communities remains as strong as ever.

The yearlong celebration, which began last June, has provided the Bank an opportunity to enhance our support of local community initiatives. At the beginning of *Celebration 200*, Bank employees pledged to provide 200 additional hours of service to local organizations and events. We are extremely proud to report that at the end of December, our volunteers had logged more than 750 hours of service, with many more volunteer opportunities planned for the first half of 2002. It is fitting that we began *Celebration 200* by thanking our customers for their support and by acknowledging the role they play in the Bank's longevity and success.

Among the programs that volunteers participated in during 2001 were the Playground Lunch Program and Senior Day in the Park. One of the most important new initiatives that the Bank is supporting as part of its investment in the future of our community is the 'Scholarship Club.' This pilot program at the McKeown elementary school in Beverly provides after-school tutoring to students selected by their teachers to receive extra support. Beverly National Bank is proud to provide the funding for this program and we hope that it can be expanded in the future.

The measure of a community bank is its involvement and support of local organizations. In addition to the special events and activities as part of *Celebration 200*, several members of our senior management team and officers have held leadership roles on the boards of local organizations. Peter E. Simonsen, Senior Vice President and Chief Financial Officer, serves as the President of the Board of the Beverly Bootstraps Food Pantry and as Vice Chairman of the North Shore United Way – Beverly Campaign; James E. Rich, Jr., Senior Vice President and Senior Trust Officer, serves as President and Board of Trustees Member of the Beverly School for the Deaf; Deborah A. Rosser, Senior Vice President and Senior Loan Officer, served as President of the Beverly Chamber of Commerce; James M. Muse, Vice President Retail Services, serves as Chairman of the Board of the Beverly Chapter of the American Red Cross; and David Lawson, Vice President, serves as Chairman of the Board of the Cabot Street YMCA.

The Directors and staff of the Beverly National Bank recognize the importance of community service, not only to the Bank's success, but to the people we serve, and we look forward to continuing this 200-year tradition in the future.

MANAGEMENT SUMMARY

Total Assets for Beverly National Corporation equaled $310,328,758 as of December 31, 2001 as compared to $264,103,525 as of December 31, 2000. This is an increase of $46,225,233 or 17.5%.

The Corporation's Investment portfolio continues to be primarily invested in short to medium term U. S. Government Agencies, with most maturities less than five years. The Corporation uses this portfolio as a primary source of liquidity along with Federal Funds Sold to fund loan growth and deposit outflows.

There was continued loan growth during 2001; gross loans and mortgages held for sale totaled $181,944,233 as of December 31, 2001 as compared to $171,531,437 as of December 31, 2000. This is an increase of $10,412,796 or 6.1%. This increase is primarily based in residential and commercial real estate loans. The loan portfolio continues to maintain a high level of quality.

Total deposits equaled $284,017,818 at December 31, 2001 as compared to $238,874,861 at December 31, 2000 an increase of $45,142,957 or 18.9%. There was a broad-based increase in all type deposit balances, including Demand, Savings, Insured Investment accounts and Certificates of Deposit. The strength of our balance sheet continues to be the Corporation's ability to attract low cost core deposits. The Bank used borrowings, only on a short-term basis, as a source of liquidity in 2001. There were no borrowings for the Corporation or subsidiaries on December 31, 2001.

Stockholders Equity totaled $23,561,564 at December 31, 2001 as compared to $22,735,232 at December 31, 2000, which is an increase of $826,332 or 3.6%.

This increase represents retained earnings and additional comprehensive income. During the year, the Corporation purchased 51,000 shares, both privately and publicly, which are held in treasury. The Corporation paid $.76 in dividends in 2001.

Net income for the 12-month period ending December 31, 2001 was $2,557,609 as compared to $2,700,991 for the same period in 2000. This is a decrease of $143,382 or 5.3% in which the following components contributed:

- Net interest income increased 5.1%, the Corporation experienced interest margin compression due to declining interest rates.
- Cost of funds declined during the year 2001.
- There was a $135,000 loan loss expense provision in 2001. The first provision for loan loss expense since 1994.
- Non interest income improved 10.3% due to increased recurring trust income and deposit service charges, deposit fees and other income.
- Non interest expense increased 8.7%. This increase is attributed to new products and delivery systems.
- Income taxes increased slightly due to higher taxable income.

Beverly National Corporation
Capital (in Millions)


$25
$20
$15
$10
$5
$
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

Beverly National Corporation
Total Assets (in Millions)


$300
$250
$200
$150
$100
$50
$
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS, 01960-3635
TELEPHONE (978) 535-0206
FACSMILE (978) 535-9908

The Board of Directors and Stockholders
Beverly National Corporation
Beverly, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Beverly National Corporation and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly National Corporation and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Shatswell MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 7, 2002

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks	$ 19,157,680	$ 27,780,903
Interest bearing demand deposits with other banks	136,856	121,830
Federal funds sold	24,000,000	1,000,000
Cash and cash equivalents	43,294,536	28,902,733
Investments in available-for-sale securities (at fair value)	75,916,103	37,934,262
Investments in held-to-maturity securities (fair values of $1,151,513 as of December 31, 2001 and $17,056,023 as of December 31, 2000)	1,151,513	17,131,682
Federal Home Loan Bank stock, at cost	730,800	636,200
Federal Reserve Bank stock, at cost	97,500	97,500
Loans, net of the allowance for loan losses of $1,996,376 and $1,912,696 respectively	177,963,851	169,418,472
Mortgages held-for-sale	1,984,006	200,269
Premises and equipment	4,876,282	5,140,697
Accrued interest receivable	1,559,046	1,890,088
Other assets	2,755,121	2,751,622
Total assets	$310,328,758	$264,103,525

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Deposits:		
Noninterest-bearing	$ 63,525,176	$ 66,437,616
Interest-bearing	220,492,642	172,437,245
Total deposits	284,017,818	238,874,861
Other liabilities	2,749,376	2,493,432
Total liabilities	286,767,194	241,368,293
Stockholders' equity:		
Preferred stock, $2.50 par value per share; 300,000 shares authorized; issued and outstanding none		
Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued 1,696,698 shares as of December 31, 2001 and 1,678,898 shares as of December 31, 2000; outstanding, 1,599,574 shares as of December 31, 2001 and 1,632,774 shares as of December 31, 2000	4,241,745	4,197,245
Paid-in capital	3,079,528	2,929,381
Retained earnings	17,295,046	15,982,441
Treasury stock, at cost (97,124 shares as of December 31, 2001 and 46,124 shares as of December 31, 2000)	(1,228,737)	(427,467)
Accumulated other comprehensive income	173,982	53,632
Total stockholders' equity	23,561,564	22,735,232
Total liabilities and stockholders' equity	$310,328,758	$264,103,525

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest and dividend income:			
Interest and fees on loans	$14,344,436	$13,655,468	$12,081,117
Interest and dividends on securities:			
Taxable	3,317,212	3,121,270	2,789,048
Tax-exempt	44,258	63,653	31,864
Dividends on marketable equity securities	7,068	9,804	3,661
Other interest	612,084	545,306	454,811
Total interest and dividend income	18,325,058	17,395,501	15,360,501
Interest expense:			
Interest on deposits	6,118,235	5,793,988	5,196,215
Interest on other borrowed funds	12,977	2,699	
Interest on notes payable			12,604
Total interest expense	6,131,212	5,796,687	5,208,819
Net interest and dividend income	12,193,846	11,598,814	10,151,682
Provision for loan losses	135,000		
Net interest and dividend income after provision for loan losses	12,058,846	11,598,814	10,151,682
Other income:			
Income from fiduciary activities	1,714,760	1,609,745	1,403,933
Service charges on deposit accounts	482,605	406,431	389,062
Other deposit fees	273,167	239,355	216,944
Other income	666,120	588,997	599,173
Total other income	3,136,652	2,844,528	2,609,112
Other expense:			
Salaries and employee benefits	6,092,325	5,468,508	5,213,918
Occupancy expense	1,096,158	1,033,288	843,711
Equipment expense	604,088	568,840	453,808
Contributions	112,919	224,870	66,322
Data processing fees	550,863	427,868	381,673
Marketing and public relations	456,911	362,498	289,273
Stationery and supplies	244,152	215,021	240,039
Professional fees	339,279	275,076	378,729
Other expense	1,566,985	1,598,977	1,303,341
Total other expense	11,063,680	10,174,946	9,170,814
Income before income taxes	4,131,818	4,268,396	3,589,980
Income taxes	1,574,209	1,567,405	1,357,339
Net income	$ 2,557,609	$ 2,700,991	$ 2,232,641
Earnings per common share	$ 1.57	$ 1.67	$ 1.43
Earnings per common share, assuming dilution	$ 1.46	$ 1.55	$ 1.29

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Compensation ESOP	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1998	$4,024,245	$2,470,673	$13,009,685	$(427,467)	$(200,000)	$ 62,477	$18,939,613
Comprehensive income:							
Net income			2,232,641				
Net change in unrealized holding gain on available-for-sale securities, net of tax effect						(394,168)	
Comprehensive income							1,838,473
Tax benefit for stock options		22,858					22,858
Compensation expense relating to grants of common stock at prices less than market value		18,900					18,900
Unearned compensation payment					200,000		200,000
Dividends declared ($.57 per share)			(892,674)				(892,674)
Sale of stock on exercise of stock options	30,800	60,309					91,109
Balance, December 31, 1999	4,055,045	2,572,740	14,349,652	(427,467)		(331,691)	20,218,279
Comprehensive income:							
Net income			2,700,991				
Net change in unrealized holding loss on available-for-sale securities, net of tax effect						385,323	
Comprehensive income							3,086,314
Tax benefit for stock options		94,206					94,206
Compensation expense relating to grants of common stock at prices less than market value		1,488					1,488
Dividends declared ($.66 per share)			(1,068,202)				(1,068,202)
Sale of stock on exercise of stock options	142,200	260,947					403,147
Balance, December 31, 2000	4,197,245	2,929,381	15,982,441	(427,467)		53,632	22,735,232
Comprehensive income:							
Net income			2,557,609				
Net change in unrealized holding gain on available-for-sale securities, net of tax effect						120,350	
Comprehensive income							2,677,959
Tax benefit for stock options		31,060					31,060
Compensation expense relating to grants of common stock at prices less than market value		40,757					40,757
Dividends declared ($.76 per share)			(1,245,004)				(1,245,004)
Sale of stock on exercise of stock options	44,500	78,330					122,830
Purchases of treasury stock				(801,270)			(801,270)
Balance, December 31, 2001	$4,241,745	$3,079,528	$17,295,046	$(1,228,737)	$	$ 173,982	$23,561,564

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999
(continued)

Reclassification disclosure for the years ended December 31:

	2001	2000	1999
Net unrealized gains (losses) on available-for-sale securities	$198,572	$652,316	$(662,751)
Less reclassification adjustment for realized gains or losses in net income	0	0	0
Other comprehensive income (loss) before income tax effect	198,572	652,316	(662,751)
Income tax (expense) benefit	(78,222)	(266,993)	268,583
Other comprehensive income (loss), net of tax	$120,350	$385,323	$ (394,168)

Accumulated other comprehensive income (loss) as of December 31, 2001, 2000 and 1999 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,557,609	$ 2,700,991	$ 2,232,641
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (increase) decrease in mortgages held-for-sale	(2,828,419)	(543,242)	199,200
Provision (benefit) for mortgages held-for-sale	21,861	(29,477)	28,411
(Increase) in mortgage servicing rights assets	(45,094)	22,613	(195,530)
Increase (decrease) in loan participation servicing liability	(6,113)	26,535	
Depreciation and amortization	694,470	641,844	469,800
Compensation expense relating to grants of common stock at prices less than market	40,757	1,488	18,900
Change in prepaid interest			5,572
Provision for loan losses	135,000		
Deferred tax expense (benefit)	(146,729)	(96,771)	90,301
Increase (decrease) in taxes payable	404,405	(157,295)	(416,614)
(Increase) decrease in interest receivable	331,042	(621,347)	(44,279)
Increase (decrease) in interest payable	(4,241)	88,793	(80,202)
Increase in accrued expenses	54,870	220,739	58,105
(Increase) decrease in prepaid expenses	(120,861)	88,269	54,316
Increase in other liabilities	217,265	166,726	64,329
(Increase) decrease in other assets	(46,267)	9,225	30,220
(Increase) decrease in cash surrender value of life insurance	(9,045)	(3,404)	1,272
Increase in RABBI Trust trading securities	(4,752)	(76,276)	
Amortization (accretion) of securities, net	(329,462)	(159,385)	374
Gain on sales of assets, net	(612)	(723)	(992)
Change in deferred loan costs, net	(154,067)	(89,857)	(72,237)
Net cash provided by operating activities	761,617	2,189,446	2,443,587
Cash flows from investing activities:			
Purchases of available-for-sale securities	(112,675,308)	(9,885,440)	(12,346,787)
Proceeds from sales of available-for-sale securities	857,170	577,884	550,458
Proceeds from maturities of available-for-sale securities	74,350,000	2,100,000	12,995,968
Purchases of held-to-maturity securities	(1,000,000)	(1,061,351)	(5,080,156)
Proceeds from maturities of held-to-maturity securities	16,994,500	1,110,000	4,154,000
Purchases of Federal Home Loan Bank stock	(94,600)		(636,200)
Net increase in loans	(7,615,492)	(20,955,248)	(14,860,053)
Recoveries of loans previously charged off	50,751	129,659	218,872
Capital expenditures	(430,055)	(646,724)	(1,044,385)
Proceeds from sales assets	61,862	73,039	107,470
Premiums paid on life insurance policies	(88,155)	(88,155)	(88,173)
Net cash used in investing activities	(29,589,327)	(28,646,336)	(16,028,986)

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999
(continued)

	2001	2000	1999
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	36,730,724	30,732,931	13,241,030
Net increase (decrease) in time deposits	8,412,233	8,913,217	(7,561,731)
Proceeds from exercise of stock options	122,830	403,147	91,109
Payment on notes payable			(385,627)
Purchases of treasury stock	(801,270)		
Dividends paid	(1,245,004)	(1,068,202)	(892,674)
Net cash provided by financing activities	43,219,513	38,981,093	4,492,107
Net increase (decrease) in cash and cash equivalents	14,391,803	12,524,203	(9,093,292)
Cash and cash equivalents at beginning of year	28,902,733	16,378,530	25,471,822
Cash and cash equivalents at end of year	$43,294,536	$28,902,733	$16,378,530
Supplemental disclosures:			
Mortgages held-for-sale transferred to loans	$1,022,821	$1,721,764	$7,692,941
Interest paid	6,135,453	5,707,894	5,289,021
Income taxes paid	1,316,533	1,821,471	1,683,652

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Beverly National Corporation (Corporation) is a state chartered corporation that was organized in 1984 to become the holding company of Beverly National Bank (Bank). The Corporation's primary activity is to act as the holding company for the Bank. The Bank is a federally chartered bank, which was incorporated in 1802 and is headquartered in Beverly, Massachusetts. The Bank operates its business from six full service branches and two educational banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. The Bank also operates a trust department that offers fiduciary and investment services.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Corporation and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting with the exception of fiduciary activities and certain minor sources of income which are reflected on a cash basis. The results of these activities do not differ materially from those which would result using the accrual method. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, the Bank and Cabot Street Realty Trust. Cabot Street Realty Trust was formed for the purpose of real estate development. The Bank includes the accounts of its wholly-owned subsidiaries, Beverly Community Development Corporation and Hannah Insurance Agency, Inc. Beverly Community Development Corporation was formed to provide loans to small businesses and individuals in low income census tracts. Hannah Insurance Agency, Inc. was formed to market life insurance, disability insurance and long term care products. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and federal funds sold.

Cash and due from banks as of December 31, 2001 and 2000 includes $6,225,000 and $5,796,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Corporation classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Corporation has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

- Available-for-sale securities are carried at fair value on the consolidated balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

- Trading securities are carried at fair value on the consolidated balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances reduced by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

SERVICING:

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

MORTGAGES HELD-FOR-SALE:

Mortgages held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write down from cost to fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other expense.

The Corporation classifies loans as in-substance repossessed or foreclosed if the Corporation receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Corporation disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Corporation in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgages held-for-sale: Fair values for mortgages held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Corporation directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Corporation recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Corporation's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

The Corporation recognizes stock-based compensation using the intrinsic value approach set forth in APB Opinion No. 25 rather than the fair value method introduced in SFAS No. 123. Entities electing to follow the provisions of APB No. 25 must make pro forma disclosure of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Corporation has made the pro forma disclosures required by SFAS No. 123.

SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Supplemental Retirement Plan, the corporation established a RABBI Trust to assist in the administration of the plan. The accounts of the RABBI Trust are consolidated in the Corporation's consolidated financial statements. Any available-for-sale securities held by the RABBI Trust are accounted for in accordance with SFAS No. 115.

EARNINGS PER SHARE:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement did not have a material impact on the consolidated financial statements.

FASB has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this statement did not have a material impact on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The adoption of SFAS No. 141 will have no immediate effect on the Corporation's consolidated financial statements since it had no pending business combinations as of December 31, 2001 or as of the date of the issuance of these consolidated financial statements. If the Corporation consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Corporation's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of".

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 is effective as follows:

> All of the provisions of SFAS No. 142 shall be applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Corporation believes that the impact of SFAS No. 142 on its future consolidated financial statements will be immaterial.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
Available-for-sale securities:				
December 31, 2001:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$75,041,416	$447,369	$161,064	$75,327,721
Marketable equity securities	580,152	8,230		588,382
	$75,621,568	$455,599	$161,064	$75,916,103
December 31, 2000:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$37,311,169	$221,539	$118,116	$37,414,592
Marketable equity securities	527,130		7,460	519,670
	$37,838,299	$221,539	$125,576	$37,934,262

	Net Carrying Amount	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Fair Value
Held-to-maturity securities:				
December 31, 2001:				
Debt securities issued by states of the United States and political subdivisions of the states	$ 651,513	$	$	$ 651,513
Debt securities issued by foreign governments	500,000			500,000
	$1,151,513	$	$	$1,151,513
December 31, 2000:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$14,985,463	$386	$76,045	$14,909,804
Debt securities issued by states of the United States and political subdivisions of the states	1,646,219			1,646,219
Debt securities issued by foreign governments	500,000			500,000
	$17,131,682	$386	$76,045	$17,056,023

The scheduled maturities of securities (other than equity securities) were as follows as of December 31, 2001:

	Available-For-Sale Fair Value	Held-To-Maturity Net Carrying Amount
Due within one year	$ 1,000,600	$ 105,000
Due after one year through five years	61,254,441	770,000
Due after five years through ten years	13,072,680	276,513
	$ 75,327,721	$1,151,513

Proceeds from sales of available-for-sale securities in 2001, 2000 and 1999 amounted to $857,170, $577,884, and $550,458, respectively. There were no gains or losses realized from these sales which consisted of money-market mutual funds.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2001.

Total carrying amounts of $17,157,716 and $17,438,512 of securities were pledged to secure treasury tax and loan, trust funds and public funds on deposit as of December 31, 2001 and 2000, respectively.

In connection with its supplemental retirement plan described in Note 10, the Corporation set up a RABBI Trust which includes trading securities. The RABBI Trust is included in other assets on the consolidated balance sheets. The portion of trading losses for the years ended December 31, 2001 and 2000 that relates to trading securities still held at year end amounted to $55,122 and $40,710, respectively. The fair value of trading securities held in the RABBI Trust as of December 31, 2001 and 2000 was $551,625 and $546,872, respectively.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2001	2000
Commercial, financial and agricultural	$ 29,725,011	$ 26,985,224
Real estate - construction and land development	4,993,466	3,531,582
Real estate - residential	72,577,156	72,905,875
Real estate - commercial	54,496,797	51,360,964
Consumer	8,570,970	8,857,132
Other	9,143,907	7,391,538
	179,507,307	171,032,315
Allowance for loan losses	(1,996,376)	(1,912,696)
Deferred loan costs, net	452,920	298,853
Net loans	$177,963,851	$169,418,472

In the years ending December 31, 2001 and 2000 the Corporation sold mortgage loans totaling $8,857,238 and $1,343,308, respectively and retained the servicing rights. No valuation allowance was for the carry amount of mortgage servicing rights at December 31, 2001 and 2000 was recorded because management estimates that there is no impairment in the carrying amount of thoses rights. The fair values of these rights approximated their carrying amount. Changes in the mortgage servicing asset were as follows for the years ended December 31:

	2001	2000
Balance at beginning of period	$ 172,916	$ 195,530
Capitalized mortgage servicing rights	107,836	18,390
Amortization	(62,742)	(41,004)
Balance at end of period	$218,010	$172,916

Certain directors and executive officers of the Corporation and companies in which they have significant ownership interest were customers of the Bank during 2001. Total loans to such persons and their companies amounted to $436,947 as of December 31, 2001. During 2001 principal payments and advances totaled $220,782 and $137,000, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2001	2000	1999
Balance at beginning of period	$1,912,696	$2,132,386	$1,934,541
Loans charged off	(102,071)	(349,349)	(21,027)
Provision for loan losses	135,000		
Recoveries of loans previously charged off	50,751	129,659	218,872
Balance at end of period	$1,996,376	$1,912,696	$2,132,386

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

	2001		2000	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 302,834	$32,729	$ 59,604	$3,000
Loans for which there is no related allowance for credit losses				
Totals	$ 302,834	$32,729	$ 59,604	$3,000
Average recorded investment in impaired loans during the year ended December 31	$ 227,444		$ 103,081	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 14,826		$ 3,979	
Amount recognized using a cash-basis method of accounting	$ 14,826		$ 3,979	

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2001	2000
Land	$ 421,077	$ 421,077
Buildings	4,488,003	4,483,051
Furniture and equipment	3,545,108	3,166,842
Leasehold improvements	1,748,216	1,738,126
Construction in progress	9,245	4,737
	10,211,649	9,813,833
Accumulated depreciation and amortization	(5,335,367)	(4,673,136)
	$4,876,282	$5,140,697

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more were $10,509,107 and $7,636,746 as of December 31, 2001 and 2000, respectively.

For time deposits as of December 31, 2001, the scheduled maturities for the years ended December 31, are:

2002	$54,708,655
2003	8,314,763
2004	2,591,095
2005	1,210,623
Thereafter	297,918
	$67,123,054

Deposits from related parties held by the Corporation as of December 31, 2001 and 2000 amounted to $1,799,965 and $1,972,546, respectively.

NOTE 7 - NOTES PAYABLE

An Industrial Revenue Bond was issued to Cabot Street Realty Trust on August 1, 1985 in order to purchase property and finance renovations. Cabot Street Realty Trust paid off the Industrial Revenue Bond on March 31, 1999.

NOTE 8 - INCOME TAXES

The components of the income tax expense are as follows for the years ended December 31:

	2001	2000	1999
Current:			
Federal	$1,231,896	$1,245,750	$ 915,981
State	489,042	418,426	351,057
	1,720,938	1,664,176	1,267,038
Deferred:			
Federal	(110,019)	(72,042)	66,710
State	(36,710)	(24,729)	23,591
	(146,729)	(96,771)	90,301
Total income tax expense	$1,574,209	$1,567,405	$1,357,339

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

	2001 % of Income	2000 % of Income	1999 % of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(3.8)	(3.3)	(2.3)
Dividends paid to ESOP	(.7)	(.5)	(.5)
Unallowable expenses	1.5	.4	.4
Other	(.2)	(.6)	(.7)
State tax, net of federal tax benefit	7.3	6.7	6.9
Effective tax rates	38.1%	36.7%	37.8%

The Corporation had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 654,398	$ 590,136
Deferred compensation	433,528	332,191
Accrued retirement benefits	111,667	98,855
Accrued interest on nonperforming loans	10,204	16,966
Accrued pension expense	135,510	90,944
Gross deferred tax assets	1,345,307	1,129,092
Deferred tax liabilities:		
Net unrealized holding gain on available-for-sale securities	120,553	42,331
Accelerated depreciation	169,199	195,123
Loan origination fees and costs, net	184,583	121,270
Other adjustments	31,901	18,261
Mortgage servicing rights	89,232	70,775
Gross deferred tax liabilities	595,468	447,760
Net deferred tax assets	$ 749,839	$ 681,332

Deferred tax assets as of December 31, 2001 and 2000 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2001, the Corporation had no operating loss and tax credit carryovers for tax purposes.

NOTE 9 - STOCK COMPENSATION PLANS

As of December 31, 2001, the Corporation has two fixed option, stock-based compensation plans, which are described below. The Corporation applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans except that compensation costs of $40,757 in 2001 and $1,488 in 2000 and $18,900 in 1999 were charged against income for the Director's plan. Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31:

		2001	2000	1999
Net income	As reported	$2,557,609	$2,700,991	$2,232,641
	Pro forma	$2,467,821	$2,663,431	$2,158,413
Earnings per share	As reported	$1.57	$1.67	$1.43
	Pro forma	$1.51	$1.65	$1.39
Earnings per share, assuming dilution	As reported	$1.46	$1.55	$1.29
	Pro forma	$1.41	$1.53	$1.25

The Corporation has adopted two fixed option, stock-based compensation plans. Under the 1998 Incentive Stock Option Plan for Key Employees the Corporation may grant up to 60,000 shares of common stock, at fair value, to present and future employees. This plan was approved by the stockholders in 1999. Under the 1998 Directors' plan the Corporation may grant up to 30,000 shares of common stock to present and future Directors. Under the 1998 Directors' Plan, stock options are granted at prices and exercise terms as determined by the Board of Directors. Under both plans, options expire ten years after the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 4.5% for 2001 and 4% for 2000 and 3% 1999; expected volatility of 13% for 2001, 11.4% for 2000 and 16% for 1999; risk-free interest rate of 5.54% for 2001, 6.60% for 2000 and 6.03% for 1999 and expected lives of 5 years for 2001 and 8 years for 2000 and 1999.

A summary of the status of the Corporation's fixed stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below:

	2001		2000		1999	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	295,920	$ 9.63	338,600	$ 8.96	326,080	$ 8.42
Granted	21,000	14.03	14,200	15.25	28,820	14.91
Exercised	(17,800)	6.90	(56,880)	7.09	(12,320)	7.40
Forfeited	(1,000)	15.25			(3,980)	21.02
Outstanding at end of year	298,120	10.09	295,920	9.63	338,600	8.96
Options exercisable at year-end	189,900		164,860		195,000	
Weighted-average fair value of options granted during the year	$3.01		$2.54		$4.42	

The following table summarizes information about fixed stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of 12/31/01	Weighted-Average Exercise Price
$5.95	40,860	1.5 years	$ 5.95	35,580	$ 5.95
7.00 – 7.65	105,800	3.4	7.49	75,080	7.45
8.18 – 9.00	29,260	4.5	8.70	16,080	8.68
10.15	29,000	5.0	10.15	13,600	10.15
14.03-14.07	40,020	8.7	14.05	26,820	14.05
15.25	13,200	8.1	15.25	2,640	15.25
16.47 – 16.55	39,980	6.5	16.49	20,100	16.50
	298,120	4.8	10.09	189,900	9.46

NOTE 10 - EMPLOYEE BENEFITS OTHER THAN POSTRETIREMENT, MEDICAL AND LIFE INSURANCE BENEFITS

Defined benefit pension plan

On December 20, 2001 the Company amended its defined benefit pension plan effective January 1, 1997. The amendment changed the plan to be a "safe harbor plan" and provide benefits equal to 1.45% of final average pay per year of service plus .65% of final average pay in excess of covered compensation per year of service, not to exceed 30 years of service. The amendment created a prior service cost of $937,543 that will be amortized over the average remaining working lifetime of the participants beginning in 2002. The Company has filed with the IRS an application to approve the amendment. The plan covers substantially all full time employees who meet certain eligibility requirements. Prior to the amendment the benefits paid were based on 2 1/2% of the final average salary for each of the first 20 years of service plus an additional 1% for each year of the 10 years of service less 1 2/3% of the member's social security benefit for each year of service (maximum 30 years).

The following tables set forth information about the plan as of December 31 and the years then ended:

	2001	2000
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$4,922,809	$4,376,532
Service cost	273,123	198,992
Interest cost	404,327	379,076
Benefits paid	(244,750)	(257,348)
Liability loss	433,775	225,557
Plan amendments	937,543	
Benefit obligation at end of year	6,726,827	4,922,809
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	5,949,550	6,341,420
Actual return on plan assets	(105,803)	(134,522)
Benefits paid	(244,750)	(257,348)
Fair value of plan assets at end of year	5,598,997	5,949,550
Funded status	(1,127,830)	1,026,741
Unrecognized net gain	(121,848)	(1,205,957)
Unrecognized prior service cost	962,663	27,632
Unamortized net asset existing at date of adoption of SFAS No. 87	(43,272)	(69,819)
Accrued benefit cost included in other liabilities	$ (330,287)	$ (221,403)

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 4.5% for 2001, 8.0% and 4.5% for 2000 and 8.0% and 4.5% for 1999, respectively. The weighted-average expected long-term rate of return on assets was 9.0% for 2001, 2000 and 1999.

Components of net periodic (benefit) cost:

	2001	2000	1999
Service cost	$ 273,123	$ 198,992	$286,734
Interest cost on benefit obligation	404,327	379,076	344,138
Expected return on assets	(524,500)	(581,234)	(521,836)
Amortization of prior service cost	2,512	2,512	2,512
Recognized net actuarial cost	(26,547)	(26,547)	(26,547)
Amortization of net gain from earlier periods	(20,031)	(73,249)	(15,372)
Net periodic (benefit) cost	$108,884	$(100,450)	$ 69,629

The amounts and types of securities of the Corporation and related parties included in plan assets as of December 31, 2001 and 2000 consists of shares of Beverly National Corporation stock.

Supplemental Retirement Plan

On December 24, 1996 the Corporation adopted a Supplemental Retirement Plan for two executive officers. This plan provides nonfunded retirement benefits designed to supplement benefits available through the Corporation's retirement plan for employees. The amount charged to expense for these benefits was $115,631 in 2001, $171,360 in 2000 and $193,319 in 1999.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2001	2000
Changes in projected benefit obligation:		
Benefit obligation at beginning of year	$ 823,195	$ 631,250
Service cost	117,599	113,758
Interest cost	75,264	59,601
Actuarial loss	157,948	18,586
Benefit obligation at end of year	1,174,006	823,195
Plan assets	0	0
Funded status	(1,174,006)	(823,195)
Unrecognized net (gain) loss	102,193	(55,755)
Accrued pension cost included in other liabilities	$(1,071,813)	$(878,950)

On November 6, 2001, the Board of Directors of the Corporation approved a resolution to increase the benefit under the plan to one of the participants. The above table reflects an increase in the Corporation's liability as a result of the resolution.

	2001	2000
Components of net periodic cost:		
Service cost	$ 117,599	$ 113,758
Interest cost	75,264	59,601
Net periodic pension cost	$ 192,863	$ 173,359

Certain assets of the Corporation, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, are in a Rabbi Trust which is used to assist in the administration of the plan but which are subject to the claims of creditors in the case of insolvency amounted to $889,218 and $822,653 at December 31, 2001 and 2000, respectively. Such assets did not include any securities of the Corporation. See Note 3.

The supplemental retirement agreements under the plan provide that the officers do not have any right, title or interest in or to any specified assets of the Corporation, or any trust or escrow arrangement. In connection with the agreements, the Corporation established two trust agreements. The trustee of the trusts is another bank.

The discount rate and estimated pay increases used in determining the projected benefit obligation were 7.5% and 0.0% for 2001, 8.00% and 5.00% for 2000 and 8.00% and 5.00% for 1999, respectively.

Defined contribution profit sharing plan

The Corporation has a defined contribution profit sharing plan. Contributions by the Corporation were $17,956 in 2001, $16,728 in 2000 and $10,000 in 1999.

401(k) plan

The Corporation contributed $106,722, $94,933 and $70,861 to a 401(k) plan in 2001, 2000 and 1999, respectively.

In November of 2001 the Company voted to provide a new Defined Contribution Plan to its employees to be created by merging the Defined Contribution Profit Sharing Plan into the 401(k) Plan.

Employee Stock Ownership Plan

The Corporation sponsors an Employee Stock Ownership Plan (ESOP). This plan is offered to employees who have attained age 21 and who have been employed by the Corporation and completed a minimum of 1,000 hours of employment. The plan entitles Corporation employees to common stock or cash upon retirement, disability, death or separation from service from the Corporation based on a vesting schedule. Benefits become 25% vested after two years of vesting service and increase to 100% vested after five years of vesting service.

The Corporation makes annual contributions to the ESOP in amounts determined by the board of directors, subject to a limitation based on earnings and capital of the Corporation. Such contributions are first made to permit required payments of amounts due under any acquisition loans. Dividends received by the ESOP on shares of the Corporation owned by the ESOP are used to repay any acquisition loans or are credited to the accounts of allocated shares. The ESOP may borrow money to purchase shares of the Corporation. The shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. Any debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. ESOP compensation expense totalled $169,000 in 2001, $190,000 in 2000 and $140,454 in 1999.

The ESOP shares were as follows as of December 31:

	2001	2000
Allocated shares	117,444	108,672
Total ESOP shares	117,444	108,672

A loan payable by the ESOP, with repayment guaranteed by the Corporation, was paid in full in 1999, and all ESOP shares pledged as collateral for the loan were released from collateral. As they were released, the Corporation reported the compensation expense equal to the current market price of the shares and the shares became outstanding for earnings-per-share computations. Related dividends are recorded as a reduction of retained earnings.

Severance Compensation Plan

The Severance Compensation Plan was adopted for employees, in the event of a Hostile Takeover, who have completed at least two years of continuous service with the Corporation. A participant in this plan is entitled to payments ranging from a lump sum payment equal to the employee's annual compensation during the preceding twelve months to a lump sum payment equal to two-and-one-half times such annual compensation if the employee is terminated for any reason set forth in the plan within two years after the takeover.

Change in Control

One of the Corporation's executive officers has a change in control agreement (agreement) with the Corporation. Under the agreement, if the executive officer's employment is terminated subsequent to a change in control as defined in the agreement, then the officer is entitled to a lump sum equal to the product of the average sum of annual base compensation, including salary and bonus, for the five preceding years multiplied by three.

In addition four executive officers have employment agreements which state that if the executive officer's employment is terminated subsequent to a change in control as defined in the agreement, then the officers are entitled to a lump sum equal to the product of the average sum of annual base compensation, including salary and bonus, for the five preceding years multiplied by two.

NOTE 11 - POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Corporation provides postretirement medical and life insurance benefits for retired employees. During 1993 the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension." The Corporation elected to amortize the cumulative effect of the change in accounting for postretirement benefits of $859,500 which represents the accumulated postretirement benefit obligation (APBO) existing as of January 1, 1993. The APBO is being amortized on a straight-line basis over a twenty year period. The Corporation continues to fund medical and life insurance benefit costs on a pay-as-you-go basis. Participation in this plan was frozen in 1993 to include only individuals who met certain age and service requirements.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2001	2000
Change in accumulated postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 644,116	$ 664,173
Service cost	1,321	1,338
Interest cost	49,830	50,370
Actuarial (gain) loss	30,356	(5,705)
Benefits paid	(65,997)	(66,060)
Benefit obligation at end of year	659,626	644,116
Fair value of plan assets at end of year	0	0
Funded status	(659,626)	(644,116)
Unrecognized net gain	(85,408)	(118,220)
Unrecognized transition obligation	473,400	516,300
Accrued benefit cost included in other liabilities	$(271,634)	$(246,036)

The discount rate used in determining the APBO as of December 31, 2001, 2000 and 1999 was 8.0%, 8.0% and 8.0%, respectively. The assumed healthcare cost trend rate used in measuring the APBO was frozen at 7% in 1997 and each year thereafter.

Components of net periodic cost:

	2001	2000	1999
Service cost	$ 1,321	$ 1,338	$ 1,650
Interest cost on benefit obligation	49,830	50,370	43,554
Amortization of prior service cost	42,900	42,900	42,900
Recognized net actuarial cost	(2,456)	(2,953)	(3,280)
Net periodic cost	$91,595	$91,655	$84,824

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 950	$ 844
Effect on postretirement benefit obligation	13,193	11,873

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Corporation is obligated under various lease agreements covering branch offices and equipment. These agreements are considered to be operating leases. The terms expire between 2002 and 2029. Options to renew for additional terms are included under the branch office lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2001:

2002	$ 232,042
2003	234,737
2004	237,737
2005	203,611
2006	177,440
Years thereafter	1,506,600
Total minimum lease payments	$2,592,167

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $229,719 for 2001, $196,904 for 2000 and $188,693 for 1999.

NOTE 13 - FINANCIAL INSTRUMENTS

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The estimated fair values of the Corporation's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 43,294,536	$ 43,294,536	$ 28,902,733	$ 28,902,733
Available-for-sale securities	75,916,103	75,916,103	37,934,262	37,934,262
Held-to-maturity securities	1,151,513	1,151,513	17,131,682	17,056,023
Federal Home Loan Bank stock	730,800	730,800	636,200	636,200
Federal Reserve Bank stock	97,500	97,500	97,500	97,500
Loans, net	177,963,851	177,985,000	169,418,472	168,441,000
Mortgages held-for-sale	1,984,006	1,984,006	200,269	200,269
Accrued interest receivable	1,559,046	1,559,046	1,890,088	1,890,088
Financial liabilities:				
Deposits	284,017,818	285,015,000	238,874,861	238,962,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

	2001	2000
Commitments to originate loans	$ 2,889,000	$ 2,765,000
Standby letters of credit	294,688	334,605
Unadvanced portions of loans:		
Consumer	2,281,001	2,159,765
Home equity	8,760,009	6,208,617
Commercial lines of credit	11,325,941	11,040,065
Commercial construction	147,705	574,722
Residential construction	1,651,091	3,069,352
	$27,349,435	$26,152,126

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

The Corporation has no derivative financial instruments subject to the provisions of SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 15 - REGULATORY MATTERS

The Bank, as a National Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. As of December 31, 2001 the Bank could declare dividends up to $4,216,206, without the approval of the Comptroller of the Currency.

The Corporation and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$25,384	14.36%	$14,136	≥8.0%	N/A	
Beverly National Bank	22,656	12.97	13,975	≥8.0	$17,468	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	23,388	13.24	7,068	≥4.0	N/A	
Beverly National Bank	20,660	11.83	6,987	≥4.0	10,481	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	23,388	8.59	10,892	≥4.0	N/A	
Beverly National Bank	20,660	7.10	11,642	≥4.0	14,552	≥5.0
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	24,587	15.19	12,950	≥8.0	N/A	
Beverly National Bank	21,240	13.33	12,750	≥8.0	15,938	≥10.0
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	22,674	14.01	6,475	≥4.0	N/A	
Beverly National Bank	19,327	12.13	6,375	≥4.0	9,563	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	22,674	9.41	9,639	≥4.0	N/A	
Beverly National Bank	19,327	7.71	10,025	≥4.0	12,531	≥5.0

NOTE 16 - EARNINGS PER SHARE (EPS)

In the earnings-per-share computations, the average number of shares outstanding does not include 8,573 shares for 1999 which were the average number of shares not committed to be released under the Bank's ESOP plan for those years.

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2001			
Basic EPS			
Net income and income available to common stockholders	$2,557,609	1,632,467	$1.57
Effect of dilutive securities, options		117,906	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,557,609	1,750,373	$1.46
Year ended December 31, 2000			
Basic EPS			
Net income and income available to common stockholders	$2,700,991	1,616,157	$1.67
Effect of dilutive securities, options		124,884	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,700,991	1,741,041	$1.55
Year ended December 31, 1999			
Basic EPS			
Net income and income available to common stockholders	$2,232,641	1,557,764	$1.43
Effect of dilutive securities, options		169,990	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,232,641	1,727,754	$1.29

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

BEVERLY NATIONAL CORPORATION (Parent Company Only)
BALANCE SHEETS

December 31, 2001 and 2000

NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements presented are for the Beverly National Corporation (Parent Company Only) and should be read in conjunction with the consolidated financial statements.

ASSETS	2001	2000
Cash	$ 21,705	$ 710
Investment in Beverly National Bank	20,828,921	19,375,676
Investment in Cabot Street Realty Trust	552,598	525,496
Investment in available-for-sale securities	516,882	1,085,018
Loans	85,000	35,000
Premises and equipment	499,120	515,891
Accounts receivable from subsidiaries	911,000	1,047,000
Interest receivable	2,922	29,877
Prepaid and deferred taxes	162,016	124,564
Total assets	$23,580,164	$22,739,232

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Accrued audit expense	$ 18,600	$ 4,000
Total liabilities	18,600	4,000
Stockholders' equity:		
Preferred stock, $2.50 par value per share; 300,000 shares authorized; issued and outstanding none		
Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued 1,696,698 shares as of December 31, 2001 and 1,678,898 shares as of December 31, 2000; outstanding, 1,599,574 shares as of December 31, 2001 and 1,632,774 shares as of December 31, 2000	4,241,745	4,197,245
Paid-in capital	3,079,528	2,929,381
Retained earnings	17,295,046	15,982,441
Treasury stock, at cost (97,124 shares as of December 31, 2001 and 46,124 shares as of December 31, 2000)	(1,228,737)	(427,467)
Accumulated other comprehensive income	173,982	53,632
Total stockholders' equity	23,561,564	22,735,232
Total liabilities and stockholders' equity	$23,580,164	$22,739,232

BEVERLY NATIONAL CORPORATION (Parent Company Only)
STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest and dividend income:			
Interest on taxable investment securities	$ 40,901	$ 61,099	$ 16,398
Dividends on marketable equity securities	5,230	4,707	3,661
Interest on loans and receivables from subsidiaries	74,803	80,286	78,354
Dividends from Beverly National Bank	1,243,316	1,060,702	892,660
Total interest and dividend income	1,364,250	1,206,794	991,073
Other income:			
Rental income	36,000	36,000	36,000
Total other income	36,000	36,000	36,000
Expenses:			
Occupancy expense	16,771	16,742	16,741
Equipment expense			100
Professional fees	48,343	44,579	30,656
Other expense	132,064	61,300	61,961
Total expenses	197,178	122,621	109,458
Income before income tax expense (benefit) and equity in undistributed net income (loss) of subsidiaries	1,203,072	1,120,173	917,615
Income tax expense (benefit)	5,403	(2,703)	(9,695)
Income before equity in undistributed net income (loss) of subsidiaries	1,197,669	1,122,876	927,310
Equity in undistributed net income (loss) of subsidiaries:			
Beverly National Bank	1,332,838	1,572,167	1,311,201
Cabot Street Realty Trust	27,102	5,948	(5,870)
Total equity in undistributed net income of subsidiaries	1,359,940	1,578,115	1,305,331
Net income	$2,557,609	$2,700,991	$2,232,641

BEVERLY NATIONAL CORPORATION (Parent Company Only)
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$2,557,609	$2,700,991	$2,232,641
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiaries	(1,359,940)	(1,578,115)	(1,305,331)
Increase in accrued expenses	14,600	860	
Depreciation expense	16,771	16,742	16,741
Increase (decrease) in taxes payable		(7,602)	1,412
Compensation expense relating to grants of common stock at prices less then market value	40,757	1,488	
Change in prepaid and deferred taxes	(1,183)	612	8,900
Accretion of securities	(19,300)	(1,508)	
(Increase) decrease in interest receivable	26,955	(28,032)	445
(Increase) decrease in prepaid expenses		925	(925)
Net cash provided by operating activities	1,276,269	1,106,361	953,883
Cash flows from investing activities:			
Purchases of available-for-sale securities	(875,000)	(1,127,768)	(394,931)
Proceeds from maturities of available-for-sale securities	600,000		
Proceeds from sales of available-for-sale securities	857,170	577,884	550,458
Net increase in loans	(50,000)		
(Increase) decrease in due from subsidiaries	136,000	88,858	(307,501)
Net cash provided by (used in) investing activities	668,170	(461,026)	(151,974)
Cash flows from financing activities:			
Proceeds from exercise of stock options	122,830	403,147	110,009
Purchases of treasury stock	(801,270)		
Dividends paid	(1,245,004)	(1,068,202)	(892,674)
Net cash used in financing activities	(1,923,444)	(665,055)	(782,665)
Net increase (decrease) in cash and cash equivalents	20,995	(19,720)	19,244
Cash and cash equivalents at beginning of year	710	20,430	1,186
Cash and cash equivalents at end of year	$ 21,705	$ 710	$ 20,430
Supplemental disclosure:			
Income taxes paid (received)	$ 6,586	$ 4,287	$ (20,007)

The Parent Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999, and therefore are not reprinted here.

BEVERLY NATIONAL BANK ADVISORY BOARD MEMBERS

Cummings Center Branch

Name	Affiliation
John Colucci, Esq.	Colucci & Associates, PC
David Fisette, Esq.	Fisette & Ranta
Margaret Hamilton	Hamilton-Thorn Research Associates
Michael Lucy	Northeast Gas Markets, Inc.
Cathy Rumery, CPA	Certified Public Accountant
John Spellman	D. Pike & Company

Manchester Branch

Name	Affiliation
Carl Anderson	Contractor
Livia Cowan	Mariposa
Katherine Farricker	Private Citizen
E. Robert Hoyle	Manchester Marine
Ronald Kelley	Private Citizen
Scott Lucas	Seaside Cycle
Stanley Magnuson	S. Magnuson & Associates
Colleen McGuire Malik	Chapman's Greenhouse

Topsfield Branch

Name	Affiliation
Gerald Buckley	Buckley's Executive Sedan Service
J. Patrick Kinhan	Attorney
Gretchen Marks	DataMarks
Dr. Jolene Nagakura	Topsfield Veterinary Hospital, Inc.
Peter Sennott	Sennott Insurance Agency
William Shannon	General Business Services
Robert Smales	Private Citizen
James F. Sterio, Esq.	Regnante, Sterio & Osborne LLP

Hamilton Branch

Name	Affiliation
Thomas Anthony	Anthony & Dodge, PC
Stephen Bean	Villager's Market
Toni Carolina	Photographer/Reporter
David Cloutman	Dodge Tree Service
Dr. Carl Engel	North Shore Chiropractic Wellness Center
William V. Hobbie, DVM	Hamilton-Wenham Veterinary Clinic
E. James Kroesser, Esq.	Attorney
Roberta Shaw	ADDlantic Associates
Kim Smith	VP-Human Resources, Beverly Hospital
Russell Tarr	Wenham Country Club

Main Office/North Beverly

Name	Affiliation
George Darrah	Brown's of Beverly Bicycles
Bruce Gove	Gove Lumber Co.
Matthew Guanci	Super Sub Shop
Wayne Killam	All Wheels, Inc.
Kim Manetta	Desjardins Jewelers
Richard Mooney, Jr.	Sterling Insurance Company
Janice Preston	Casa de Moda
David Ray	Leslie S. Ray Insurance Agency
Thad Siemasko	Siemasko & Associates
Thomas Trudel	Beverly Glass Co.
William H. Waters, DDS	Dentist

BEVERLY NATIONAL BANK PRODUCTS AND SERVICES

BUSINESS SERVICES

Commercial and Industrial Lending:
Equipment Financing
Commerical Real Estate
Lines of Credit
Short and Long Term Working Capital Loans

Business Banking:
Business Checking
Business Debit Cards
Cash Management
Business Cash Reserve
Internet Banking
Merchant Bankcard Processing
Automated Payroll Services
ACH Origination Services
Wire Transfer Services
International Banking Services

TRUST AND INVESTMENT MANAGEMENT

Investment Management
Trust Administration
Estate Planning
Estate Settlement
Securities Custody
IRA's
Money Market Funds
Mutual Funds

PERSONAL BANKING SERVICES

Consumer Loans:
Residential Mortgages
Home Equity Lines of Credit
Construction Loans
Home Improvement Loans
Automobile Financing
Higher Education Loans
Overdraft Protection

Consumer Banking:
Checking Accounts
Savings Accounts
Money Market Accounts
Certificates of Deposit
Electronic Banking
Internet Banking
Debit and ATM cards
IRA's

FINANCIAL PLANNING

Investments
Retirement Plans
IRA's
Roth IRA's
Business Retirement Plans
College Savings Plans

HANNAH INSURANCE AGENCY

Term Life Insurance
Whole Life Insurance
Group Life Insurance
Long Term Care Insurance
Group Long Term Care Insurance
Disability Insurance

BEVERLY COMMUNITY DEVELOPMENT CORPORATION

Small Business Lending
Affordable Housing Initiatives

DIRECTORS AND SENIOR MANAGEMENT



Neiland J. Douglas, 1977
President, Morgan & Douglas
Planning & Research



Lawrence M. Smith, 1981
President and Chief Executive Officer
Beverly National Bank and Beverly
National Corporation



John L. Good, III, 1987
Vice President, Community Relations &
Development
Northeast Health Systems, Inc.



John N. Fisher, 1989
President, Fisher & George
Electrical Co., Inc.



Alice B. Griffin, 1992
Consultant



Richard H. Booth, 1993
Stockbroker, Retired



James D. Wiltshire, 1993
Consultant



Clark R. Smith, 1994
Attorney



Mark B. Glovsky, 1996
Partner, Glovsky & Glovsky
Attorney at Law



Robert W. Luscinski, CPA, 1999
Certified Public Accountant



Peter E. Simonsen
Senior Vice President and
Chief Financial Officer



Paul J. Germano
Senior Vice President, Cashier and
Chief Operations Officer



James E. Rich, Jr., CTFA
Senior Vice President and
Senior Trust Officer



Deborah A. Rosser
Senior Vice President and
Senior Loan Officer

Beverly National Corporation

Beverly National Bank

Directors

Neiland J. Douglas, 1977
President, Morgan & Douglas Planning & Research

Lawrence M. Smith, 1981
President and Chief Executive Officer
Beverly National Bank and Beverly National Corporation

John L. Good, III, 1987
Vice President, Community Relations & Development
Northeast Health Systems, Inc.

John N. Fisher, 1989
President, Fisher & George Electrical Co., Inc.

Alice B. Griffin, 1992
Consultant

Richard H. Booth, 1993
Stockbroker, Retired

James D. Wiltshire, 1993
Consultant

Clark R. Smith, 1994
Attorney

Mark B. Glovsky, 1996
Partner, Glovsky & Glovsky
Attorney at Law

Robert W. Luscinski, CPA, 1999
Certified Public Accountant

Honorary Directors

Harold C. Booth
C. Henry Glovsky, Esquire

Hannah Insurance Agency

N. Dana Moody, Vice President

Branch Division

Main Office - Jayne Murray Bernier, Branch Officer

Cummings Center - Beverly - Anthony Iacoviello, Commercial Loan Officer and Branch Manager
Judith Kennedy, Assistant Manager

North Beverly - Patricia A. Wagner, Manager
Cynthia A. DiRubio, Assistant Manager

Hamilton - Marcia A. Crateau, Branch Officer
Ruth Erickson, Assistant Manager

Manchester - Deborah Wells, Manager
Ann Giroux, Assistant Manager

Topsfield - Pamela Vanikiotis, Manager
Lois Brown, Assistant Manager

Beverly High School and
Hamilton/Wenham Regional High School
(Financial Education Partnerships)

Beverly National Corporation

Officers

Lawrence M. Smith
President and Chief Executive Officer

Paul J. Germano, Vice President and Clerk

James E. Rich, Jr., CTFA, Vice President

Deborah A. Rosser, Vice President

Peter E. Simonsen, Treasurer

Beverly National Bank

Officers

Lawrence M. Smith
President and Chief Executive Officer

Peter E. Simonsen
Senior Vice President and
Chief Financial Officer

Paul J. Germano
Senior Vice President, Cashier and Chief Operations Officer

James E. Rich, Jr., CTFA
Senior Vice President and Senior Trust Officer

Deborah A. Rosser
Senior Vice President and Senior Loan Officer

David Lawson, Vice President

James M. Muse, CFP, Vice President

Stephen F. Curran, CFP
Vice President and Trust Officer

Lisa J. Austin, CFA
Vice President and Investment Officer

Joseph P. Boyle, CFA,
Vice President and Investment Officer

Ann Mulry Shaw, Vice President

Mary C. Helming, Vice President

Judith A. Zolla, Vice President and Mortgage Officer

Mark E. Farrell, Vice President

Patricia K. Wilhelm, Vice President

J. Michael Lawler, Vice President

Lucille T. Duval, CTFA, Assistant Vice President and Trust Officer

Linda J. Pata, Trust Officer

Elizabeth A. Thompson, Assistant Vice President

Muriel A. Zaginailoff, Assistant Vice President

Daniel A. Jacobs, Assistant Vice President

Glenn A. Ingalls, Assistant Vice President

Douglas J. Kent, Assistant Vice President

Joseph J. Normant, Assistant Cashier

Janet Belsky, Marketing Officer

Frances Salah, Commercial Credit Officer

Diane M. Horne, Auditor

Ellen Morrison, Human Resources Officer


LIBERTY
1802
BEVERLY BANK
1802-2002

COMMISSIONED BY THE BEVERLY NATIONAL BANK,
THIS COIN SET IS A REPRODUCTION OF 1802 U.S. COINAGE

BEVERLY NATIONAL CORPORATION
240 CABOT STREET
BEVERLY, MA 01915
978-922-2100
WWW.BEVERLYNATIONAL.COM